Tempo Offices, Unit B2

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

14 May 2013

KNM Winding Up Petition Set Aside

Mission NewEnergy Limited (ASX:MBT) today announces that its winding up petition against KNM Process Systems Sdn Bhd (“KNM”) has been struck out by the court.

We have instructed our solicitors to file an appeal against the decision.

- Announcement Ends -

About Mission NewEnergy

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact: James Garton Phone: + 61 8 6313 3975 james@missionnewenergy.com